As filed with the Securities and Exchange Commission on June 6, 2006.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

MOL MAGYAR OLAJ-ÉS GÁZIPARI RÉSZVÉNYTÁRSASÁG

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Hungary

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing series A ordinary shares of MOL Magyar Olaj-és Gázipari Részvénytársaság	200,000,000 American Depositary Shares	$5.00	$10,000,000	$1,070

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 24
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19, 21 and 24

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2006 among MOL Magyar Olaj-és Gázipari Részvénytársaság, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. –   Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 31, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for series A ordinary shares of MOL Magyar Olaj-és Gázipari Részvénytársaság.

By:

The Bank of New York,

As Depositary

By:

/s/ Andrew J. Zelter

Name:  Andrew J. Zelter

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, MOL Magyar Olaj-és Gázipari Részvénytársaság has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Budapest, Hungary, on May 31, 2006.

MOL MAGYAR OLAJ-ÉS GÁZIPARI

RÉSZVÉNYTÁRSASÁG

By: /s/ Dr Pál Kara

Name:  Dr Pál Kara

Title:  legal advisor

Each person whose signature appears below hereby constitutes and appoints Zsolt Herrnádi, Chairman-CEO and József Molnár GCFO, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 31, 2006.

/s/ Zsolt Hernádi

Chairman of the Board of Directors,

Zsolt Hernádi

and Chief Executive Officer

(principal executive officer)

/s/ József Molnár

Group Chief Financial Officer

József Molnár

(principal financial officer)

/s/ Krisztina Dorogházi

Accounting and Tax Director

Krisztina Dorogházi

(principal accounting officer)

/s/ Dr. Sándor Csányi

Vice Chairman of the Board of Directors

Dr. Sándor Csányi

/s/ László Akar

Director

László Akar

/s/ Michel-Marc Delcommune

Director

Michel-Marc Delcommune

/s/ Dr. Miklós Dobák

Director

Dr. Miklós Dobák

/s/ Dr. Gábor Horváth

Director

Dr. Gábor Horváth

/s/ Miklós Kamarás

Director

Miklós Kamarás

/s/ Dr. Ernő Kemenes

Director

Dr. Ernő Kemenes

/s/ György Mosonyi

Director

György Mosonyi

/s/ Iain Paterson

Director

Iain Paterson

/s/ Mrs. Kálmán Simóka PhD

Director

Mrs. Kálmán Simóka PhD

THE BANK OF NEW YORK

Authorized Representative in the United States

By: /s/ Andrew J. Zelter

Name:  Andrew J. Zelter

Title:    Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2006, among MOL Magyar Olaj-és Gázipari Részvénytársaság, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.